Exhibit 99.1

LETTER TO SHAREHOLDERS

Preliminary Unaudited Interim Financial Estimates and Strategic Project Update

October 29, 2026

Preliminary revenue for the six months ended September 30, 2026 is estimated to be not less than HK$105 million (approximately US$13.4 million), or approximately double the comparable prior-year period, and we currently expect a return to positive net income, in each case subject to completion of the Group’s financial close and accounting review.

Dear Shareholders,

The six months ended September 30, 2026 were strategically important for Reitar Logtech Holdings Limited (Nasdaq: RITR; OTC Pink: RITRF) (the “Company” or “Reitar”, and together with its subsidiaries, the “Group”). We made meaningful operational progress while advancing four connected areas of our business: (1) flagship logistics-asset development in Hong Kong, (2) international Property + Logistics Technology (“PLT”) expansion in Europe and the Middle East, (3) cold-chain and specialized functional warehousing solutions, and (4) Warehouse-as-a-Service (“WaaS”) recurring operating services. Together, these initiatives are intended to broaden our business scale, support our multi-year contracted project pipeline, and diversify our sources of potential revenue.

We are building a logistics business that brings together strategic logistics assets, technology-enabled solutions, specialised cold-chain capabilities and operating services. We believe this integrated approach can create opportunities to deepen customer relationships beyond an individual project and to build recurring operating capabilities alongside project delivery, while remaining subject to the execution, market and other risks described in this letter.

The illustration below shows how these connected areas of our business are designed to reinforce one another.

Illustration of the Group’s integrated logistics business model.

Preliminary Unaudited Interim Financial Estimates

The Company has not completed its financial closing procedures for the six months ended September 30, 2026. Based on preliminary information currently available to management, we currently estimate total revenue for the six months ended September 30, 2026 to be not less than HK$105 million (approximately US$13.4 million), representing an increase of at least 89% compared with the HK$55.5 million (approximately US$7.1 million) in revenue reported for the six months ended September 30, 2025, or approximately double the revenue of the comparable prior-year period. We also currently expect the Group’s preliminary results of operations for the six months ended September 30, 2026 to reflect a material year-over-year improvement, including a return to positive net income, compared with the net loss recorded in the comparable prior-year period ended September 30, 2025, in each case subject to completion of the financial close and accounting review.

We believe this preliminary assessment reflects progress in project delivery and operating-service activity across our business. In addition, our near- and medium-term business visibility is supported by a substantial multi-year pipeline of signed and expected-signing project opportunities. The strategic updates below provide context for the Group’s business development; they are not intended to attribute preliminary financial results for the six months ended September 30, 2026 to any individual project or to constitute a guarantee of the timing or amount of revenue to be recognized in any specific future fiscal period, which will depend on project execution and applicable U.S. GAAP revenue-recognition criteria.

These preliminary management estimates have not been audited, reviewed, compiled, or subject to any procedures by the Company’s independent registered public accounting firm, and accordingly such firm does not express an opinion or any other form of assurance with respect thereto. Actual results remain subject to change and may differ materially from these preliminary estimates, including potentially falling outside the estimated ranges as the Group’s period-end financial closing process, accounting review (including but not limited to percentage-of-completion and milestone revenue-recognition assessments, contract-cost reviews, credit-loss provisioning and tax calculations), and related internal-control procedures are completed.

These preliminary estimates represent only selected financial information and do not present a complete picture of the Group’s financial condition, results of operations, cash flows or liquidity as of and for the six months ended September 30, 2026. They are not a substitute for the Group’s full unaudited interim financial statements and should not be regarded as final financial results. For convenience only, Hong Kong dollar (“HK$”) amounts in this letter have been translated into United States dollars (“US$”) at an assumed exchange rate of approximately HK$7.80 = US$1.00. The Company undertakes no obligation to update these preliminary estimates before the release of its full unaudited interim financial results, except as required by applicable law.

Flagship Logistics Asset Development in Hong Kong

Our flagship logistics-asset development project, Hong Kong, an approximately 300,000-square-foot purpose-built, high-density automated logistics facility, serves as a cornerstone of our long-term strategy to develop strategic logistics infrastructure and a key driver of our multi-year contracted project backlog. During the period, this flagship project received General Building Plan approval and District Land Conference approval in August 2026. Following the issuance of the Provisional Basic Terms Offer in September 2026, the applicant for the related land exchange also formally accepted the provisional basic terms in early October 2026. These milestones advance this project through significant statutory and commercial development stages and reduce certain development uncertainty, while land-premium valuation, the formal-offer process and other conditions remain outstanding.

We also continue to advance asset-upgrade and logistics-ecosystem initiatives at major Hong Kong logistics facilities. These include advancing preparatory and implementation workstreams for a Phase 2 upgrade covering approximately 45,000 square feet at a smart logistics center on Airport Island, following the successful completion of Phase 1 and subject to finalization of formal Phase 2 contractual arrangements. Separately, we are exploring a potential smart-logistics and logistics-ecosystem collaboration with ESR Group, Asia-Pacific’s largest real asset manager, under a non-binding memorandum of understanding announced in September 2026. The potential scope could include logistics-technology applications, resource integration and cold-chain capabilities.

We believe these initiatives strengthen our ability to develop, upgrade and operate logistics infrastructure through the integration of logistics assets and logistics technology. This project is intended to serve as a long-term reference asset and supports our positioning in the modernization of Hong Kong and Greater Bay Area logistics infrastructure.

International Growth

We are continuing to extend our presence in selected international logistics markets beyond Hong Kong:

●	Cainiao Group — Europe (Spain and the Netherlands). Through our Jingxing Storage Equipment Engineering (H.K.) Limited (“Jingxing HK”) subsidiary, we are progressing smart-warehousing deployments for automated warehouse projects in Spain and the Netherlands under a strategic cooperation agreement signed in August 2026 with Cainiao Group (Alibaba’s global logistics arm), with storage-system design and racking delivery completed for the Spanish project and delivery and on-site installation workstreams progressing across Spain and the Netherlands toward targeted completion by the end of 2026.

●	Milaha Logistics City — Doha, Qatar. In the Middle East, our logistics-technology subsidiary KLA-iBotics Holdings Limited, together with NEXX Global, a logistics AI company backed by CK Asset and QIA-supported Rasmal Ventures, is developing and deploying automation WaaS systems and equipment for a smart e-commerce fulfilment centre at Milaha Logistics City in Doha, Qatar. These European and Middle Eastern activities remain subject to ongoing execution, site arrangements and related commercial arrangements.

We view these European and Middle Eastern deployments as important evidence that our PLT capabilities can be applied beyond Hong Kong. They are intended to establish regional reference projects, broaden our addressable market and support further market development over time.

Cold-Chain and Specialised Functional Warehousing

We are progressing cold-chain and specialized-functional-warehousing initiatives in Hong Kong, including refrigeration-system upgrades at a principal cold-storage facility in Kwai Chung, work for an existing food-supply-chain production facility, and specialized environmental-control services for a high-value-art storage-facility project near Hong Kong International Airport. These activities apply our temperature-control, automation and quality-monitoring capabilities and remain subject to applicable execution milestones, customer acceptance and, where relevant, formal contractual arrangements.

We see cold-chain logistics and specialised functional warehousing as differentiated markets for integrated logistics solutions. These capabilities allow us to address complex customer requirements and can create opportunities to build longer-term operating capabilities alongside project-based engineering work.

Operating Services and Recurring Revenue

Chillboxx, our flagship automated cold-storage facility in Kwai Chung, Hong Kong, is operating under our WaaS model. Together with our operating partner, we provide cold-chain warehousing, order-fulfilment and value-added supply-chain services. This operating-services business complements project delivery by maintaining customer relationships beyond the completion of individual projects and creating an opportunity to develop recurring warehousing-service income alongside project-based revenue.

We see WaaS as an important part of how our business is evolving. It extends our role from delivering logistics technology and infrastructure to providing operating services, supporting a more diversified and scalable business over time, subject to customer demand, operating performance and the other conditions described in this letter.

Outlook and Acknowledgements

We believe the Group is positioned differently today because these connected areas of our business are designed to reinforce one another. Logistics assets can provide long-term strategic opportunities and reference sites; PLT can enhance their value and functionality and be applied in new international markets; cold-chain and specialized solutions help address complex customer requirements; and WaaS adds an operating-service capability that complements project revenue.

As we continue to develop these capabilities, we remain focused on building a more diversified, scalable and strategically integrated logistics business. We are encouraged by the progress made to date and believe we have multiple avenues for disciplined long-term growth, including international market development and recurring operating-service opportunities. Our preliminary results remain subject to completion of the financial close, and our project plans remain subject to the conditions described in this letter.

I thank our employees, partners, customers and shareholders for their continued support. We will provide further updates when appropriate, subject to applicable disclosure requirements.

Sincerely,

Kin Chung Chan
Chairman and Chief Executive Officer

Forward-Looking Statements

This letter contains forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended, and the safe-harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact, including statements regarding the Group’s preliminary unaudited financial estimates for the six months ended September 30, 2026, expected revenue and positive net income, the completion of financial-closing procedures, project backlog and contract values, project delivery, engineering schedules, land-exchange and land-premium procedures, construction arrangements, WaaS and recurring-service development, memorandums of understanding and collaboration plans, international expansion and market-development initiatives, are forward-looking statements. These statements are based on management’s current expectations, estimates and assumptions and are not guarantees of future performance. Actual results may differ materially from those expressed or implied in such forward-looking statements due to, among other things: final period-end financial-closing and accounting-review adjustments; percentage-of-completion and milestone revenue-recognition determinations; credit-loss and impairment provisions; contract negotiation, modification, delay or termination, including the risk that projects currently under memorandums of understanding or pending formal contract execution may not result in definitive agreements on expected terms or timelines, or at all; customer, joint-venture and partner performance; Hong Kong Lands Department and regulatory approvals, land-premium valuations and project financing; site conditions; supply-chain constraints; cost inflation; customer acceptance and payment collection; rules and proceedings relating to the listing and trading of the Company’s ordinary shares on the Nasdaq Capital Market and the OTC Markets; and the other risk factors described in the Company’s Annual Report on Form 20-F and other reports filed with or furnished to the U.S. Securities and Exchange Commission. Forward-looking statements speak only as of the date of this letter. Except as required by applicable law, the Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

About the Company

Reitar Logtech Holdings Limited is a Hong Kong-headquartered provider of logistics-asset and logistics-technology solutions. Through its Property + Logistics Technology framework, the Group focuses on logistics-asset investment and development, operational management, and digital and intelligent upgrades. It integrates smart-warehousing systems, Internet of Things devices and data analytics to help clients improve the operational efficiency of their logistics assets and supply chains.

Media Enquiries

A.R.E. CommTech Limited
Crystal Yip: +852 9587 3234 / +852 3461 3661 | crystalyip@arecommtech.com
Chelsie Tam: +852 6094 3336 / +852 3461 3661 | chelsietam@arecommtech.com

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